UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

AMBIT BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X 100

(CUSIP Number of Class of Securities)

Michael A. Martino

President and Chief Executive Officer

Ambit Biosciences Corporation

11080 Roselle St.

San Diego, California 92121

(858) 334-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Thomas A. Coll, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Tel: (858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Ambit Biosciences Corporation, a Delaware corporation (“Ambit” or the “Company”), with the Securities and Exchange Commission on October 10, 2014, relating to the offer by Daiichi Sankyo Company, Limited, a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo, Japan (“Parent” or “Daiichi Sankyo”) and Charge Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Ambit’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of (i) $15.00 per Share in cash, without interest, plus (ii) one non-transferrable contingent value right for each Share, which represents the contractual right to receive up to $4.50 per Share upon the achievement of certain commercialization related milestones as set forth in a Contingent Value Rights Agreement, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated October 10, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“On October 14, 2014, Ambit and Daiichi Sankyo issued a joint press release announcing the launch of the Offer, a copy of which is filed as Exhibit (a)(5)(E) hereto.”

Item 9.	Exhibits.

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Daiichi Sankyo Company, Ltd. and Ambit Biosciences Corporation, dated October 14, 2014 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBIT BIOSCIENCES CORPORATION

	By:	/s/ Michael Martino
	Name:	Michael Martino
	Title:	President and Chief Executive Officer

Dated: October 14, 2014